LIST OF SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT
Name	Jurisdiction	Ownership (%)	Shareholder
Brightstar Global Solutions Corporation	Delaware, U.S.	100	Brightstar Lottery S.p.A.
Brightstar Lottery Cyprus Limited	Cyprus	100	Brightstar Global Solutions Corporation
Brightstar Lottery Holdings B.V.	Netherlands	100	Brightstar Lottery PLC
Brightstar Lottery S.p.A.	Italy	100	Brightstar Lottery Holdings B.V.
Brightstar Lottery UK Solutions Limited	England and Wales	100	Brightstar Global Solutions Corporation
Lotterie Nazionali S.r.l.	Italy	64	Brightstar Lottery S.p.A.
LOTTOITALIA S.r.l.	Italy	61.5	Brightstar Lottery S.p.A.
Northstar New Jersey Holding Company, LLC	New Jersey, U.S.	71.12	Brightstar Global Solutions Corporation
Northstar New Jersey Lottery Group, LLC	New Jersey, U.S.	76.64	Northstar New Jersey Holding Company, LLC
Northstar SupplyCo New Jersey, LLC	New Jersey, U.S.	70	Brightstar Global Solutions Corporation